UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

AMARIN CORPORATION PLC
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

02311107
(CUSIP Number)

John Heard
Abingworth LLP
Princes House
38 Jermyn Street
London SW1Y 6DN
+44 20 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth LLP
98-051-8585

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	17,025,800*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	17,025,800*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,025,800*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 16.66%*

14.	Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 102,194,949 ordinary shares, 50 pence par value per share (“Ordinary Shares”), of Amarin Corporation plc (the “Issuer”) issued and outstanding as of November 3, 2010, as reported by the Issuer in its Registration Statement on Form F-3 (File No. 333-170505) filed with the Securities and Exchange Commission on November 10, 2010.  The number of Ordinary Shares reported above includes an aggregate of 25,800 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of the Reporting Person which are exercisable as of the date of this Amendment No. 1 to Schedule 13D (this “Amendment”) or which will become exercisable within 60 days of the date of this Amendment.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V Co-Invest Growth Equity Fund LP
98-057-9772

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,512,900*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,512,900*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,512,900*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.35%*

14.	Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 102,194,949 Ordinary Shares of the Issuer issued and outstanding as of November 3, 2010, as reported by the Issuer in its Registration Statement on Form F-3 (File No. 333-170505) filed with the Securities and Exchange Commission on November 10, 2010.  The number of Ordinary Shares reported above includes an aggregate of 12,900 Ordinary Shares issuable upon exercise of options held on behalf of the Reporting Person which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V L.P.
98-051-8587

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	7,512,900*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	7,512,900*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,512,900*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.35%*

14.	Type of Reporting Person (See Instructions): PN

* Beneficial ownership percentage is based upon 102,194,949 Ordinary Shares of the Issuer issued and outstanding as of November 3, 2010, as reported by the Issuer in its Registration Statement on Form F-3 (File No. 333-170505) filed with the Securities and Exchange Commission on November 10, 2010.  The number of Ordinary Shares reported above includes an aggregate of 12,900 Ordinary Shares issuable upon exercise of options held on behalf of the Reporting Person which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment.

Cusip No.    02311107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioequities Master Fund Limited
66-066-0960

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,000,000
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 1.96%*

14.	Type of Reporting Person (See Instructions): CO

* Beneficial ownership percentage is based upon 102,194,949 Ordinary Shares of the Issuer issued and outstanding as of November 3, 2010, as reported by the Issuer in its Registration Statement on Form F-3 (File No. 333-170505) filed with the Securities and Exchange Commission on November 10, 2010.

Explanatory Note

       This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined in the Schedule 13D) with the U.S. Securities and Exchange Commission on October 26, 2009.  The Schedule 13D, as amended by this Amendment, relates to the ordinary shares, 50 pence par value per share (the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each Ordinary Share represented by one American Depositary Share (each, an “ADS” and, collectively, the “ADSs”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.   Security and Issuer

       The third sentence of Item 1 of the Schedule 13D is hereby deleted and replaced with the following:

       The Issuer’s principal executive offices are located at First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

Item 3.           Source and Amount of Funds or Other Consideration

       Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       Pursuant to a Securities Purchase Agreement, dated as of October 12, 2009 (the “Securities Purchase Agreement”), by and among the Issuer, the Abingworth Funds and the other purchasers named therein (the “Other Purchasers” and together with the Abingworth Funds, the “Purchasers”), the Abingworth Funds acquired, at the closing of the transactions contemplated by the Securities Purchase Agreement (the “Closing”), 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and warrants (the “Warrants”) to purchase up to an aggregate of 8,500,000 Ordinary Shares for an aggregate purchase price of $17,000,000.  Each Abingworth Fund is prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the blocker) upon written notice to the Issuer; provided, further, that any such increase (or waiver) will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer. The Abingworth Funds purchased the Ordinary Shares and Warrants with their investment capital.

       On February 10, 2010 (the “Grant Date”), non-qualified stock options to purchase an aggregate of 120,000 Ordinary Shares (collectively, “Options”), at an exercise price of $1.03 per share, were awarded to Joseph Anderson, the Abingworth Funds’ designee to the Issuer’s Board of Directors, in consideration of Mr. Anderson’s service as a director of the Issuer.  The Options were issued under the Amarin Corporation plc 2002 Stock Option Plan (the “Plan”).  As described in greater detail in Item 4 of this Schedule 13D, pursuant to an agreement between Mr. Anderson and Abingworth, Mr. Anderson is deemed to hold the majority of the Options for the benefit of certain of the Abingworth Funds, and must exercise, vote or dispose of that portion of the Options solely pursuant to the direction of Abingworth, and to the extent that such portion of the Options is vested, such Abingworth Funds are entitled to the Ordinary Shares issuable upon exercise of those Options.  Additional information regarding the Abingworth Funds’ right to nominate one or more designees to the Issuer’s Board of Directors is set forth in Item 4 of this Schedule 13D.

       Abingworth does not directly own any of the Ordinary Shares, the Warrants or the Options.  Abingworth disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest.  Each of the Abingworth Funds disclaims beneficial ownership of any of the securities reported herein, except for the securities held of record by such Abingworth Fund and Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of such Abingworth Fund which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment.

Item 4.           Purpose of Transaction

       Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, the Report Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

       Pursuant to the Securities Purchase Agreement, (i) the Issuer issued and sold to the Abingworth Funds, and the Abingworth Funds purchased from the Issuer, at the Closing, 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 8,500,000 Ordinary Shares and (ii) the Issuer issued and sold to the Other Purchasers, and the Other Purchasers purchased from the Issuer, at the Closing, 53,399,996 Ordinary Shares, each Ordinary Share represented by one ADS, and warrants to purchase up to an aggregate of 26,699,996 Ordinary Shares (the transactions specified in clauses (i) and (ii) above are referred to herein collectively as the “Private Placement”).  Each Abingworth Fund is prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the blocker) upon written notice to the Issuer; provided, further, that any such increase (or waiver) will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

       The Securities Purchase Agreement contains a right of first refusal in favor of each Purchaser to purchase up to such Purchaser’s Pro Rata Percentage (as defined in the Securities Purchase Agreement) of any offering (an “Equity Offering”) by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible or exercisable into or exchangeable for Ordinary Shares or any other class or series of capital stock, subject to certain exceptions as set forth in the Securities Purchase Agreement.  To the extent any Other Purchaser elects not to exercise its right of first refusal to purchase its full Pro Rata Percentage of any Equity Offering, the Abingworth Funds shall have the first right of refusal to subscribe for and purchase any securities not subscribed for by any such Other Purchaser.   The right of first refusal shall terminate with respect to a Purchaser (counting such Purchaser and its affiliates purchasing Ordinary Shares under the Securities Purchase Agreement as one Purchaser) at such time as such Purchaser (together with its affiliates) ceases to collectively own at least fifty percent (50%) of the Ordinary Shares purchased by such Purchaser and its affiliates at the Closing.

       Under the terms of the Securities Purchase Agreement, the Issuer has agreed to (i) prepare and file (as soon as reasonably practicable, but in no event later than sixty (60) days after the Closing (the “Filing Deadline Date”)) with the Securities and Exchange Commission (the “SEC”) a registration statement to register the resale of the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the warrants issued in the Private Placement) and (ii) use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC no later than 90 days (120 days in the event the registration statement is reviewed by the SEC) after the earlier of (i) the initial filing of the registration statement or (ii) the Filing Deadline Date.  The Issuer will be liable for certain penalties set forth in the Securities Purchase Agreement for the failure to meet such filing and effective date deadlines.  The Purchasers also received certain “piggy-back” registration rights covering the Ordinary Shares issued in the Private Placement (including the Ordinary Shares issuable upon exercise of the warrants sold in the Private Placement).

       In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers, whereby (i) the Abingworth Funds will have the right to nominate one designee for election to the Issuer’s Board of Directors for so long as the Abingworth Funds (together with their respective affiliates) beneficially own at least five percent (5%) of the issued and outstanding Ordinary Shares of the Issuer, (ii) each Lead Investor (as defined in the Management Rights Agreement) will individually have the right to nominate one designee for election to the Issuer’s Board of Directors so long as such Lead Investor beneficially owns the number of Ordinary Shares equal to at least fifty percent (50%) of the number of Ordinary Shares it purchased in the Private Placement, (iii) the Lead Investors will have the right to collectively nominate two (2) other individuals to the Issuer’s Board of Directors so long as the Lead Investors, collectively as a group, beneficially own in the aggregate at least twenty-five percent (25%) of the issued and outstanding Ordinary Shares of the Issuer and (iv) the parties to the Management Rights Agreement agreed to vote their Ordinary Shares in favor of the director designees specified in the foregoing clauses (i), (ii) and (iii).

       By virtue of the terms of the Management Rights Agreement, the Reporting Persons and the Other Purchasers party to the Management Rights Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the Other Purchasers party to the Management Rights Agreement are not acting as a “group”, and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the Ordinary Shares beneficially owned by the Other Purchasers party to the Management Rights Agreement.

       The foregoing descriptions of the Securities Purchase Agreement, the Warrants and the Management Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such document which are incorporated herein by reference in response to this Item 4 and which, (i) in the case of the Securities Purchase Agreement and the Form of Warrant, have been filed as exhibits to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on October 22, 2009 and  (ii) in the case of the Management Rights Agreement, has been filed as an exhibit to this Schedule 13D.

       As described in Item 3 of this Schedule 13D, Mr. Anderson, as the Abingworth Funds’ designee to the Issuer’s Board of Directors, was awarded an aggregate of 120,000 Options on the Grant Date in consideration of his services as a director of the Issuer.  The Options were issued under the Plan and have an exercise price of $1.03 per share, provided that such per-share exercise price shall not be less than the par value of an Ordinary Share at any time (currently, 50 pence).  The Options vest in four equal increments of twenty-five percent (25%) per year beginning on the one-year anniversary of the Grant Date (or February 10, 2011), such that 30,000 Options will vest on each of the first, second, third and fourth anniversaries of the Grant Date.  Pursuant to an agreement among Mr. Anderson and Abingworth, Mr. Anderson is permitted to retain 16,800 of the Options (such 16,800 Options, the “Anderson Options”), and Mr. Anderson has voting and dispositive power over the Anderson Options.  Mr. Anderson is deemed to hold the remaining 103,200 Options for the benefit of the Abingworth Funds (collectively, the “Abingworth Options”).  Of the Abingworth Options, (i) 51,600 Options are held by Mr. Anderson for the benefit of ABV V and (ii) 51,600 Options are held by Mr. Anderson for the benefit of AGE.  Mr. Anderson must exercise, vote or dispose of all of the Abingworth Options solely pursuant to the direction of Abingworth, and to the extent that any of the Abingworth Options are vested, ABV V or ABE, as applicable, is entitled to the Ordinary Shares issuable upon exercise of those Abingworth Options.  Since the Options vest on an annually basis, vested Options will be allocated amongst Mr. Anderson, ABV V and ABE on a pro rata basis.  For example, with respect to the first tranche of 30,000 Options vesting on February 10, 2011 (which date is within 60 days of the date of this Amendment), (x) 12,900 Options will be allocated to ABV V, (y) 12,900 Options will be allocated to AGE, and (z) 4,200 will be allocated to Mr. Anderson.

       In addition, on December 10, 2010, certain of the Reporting Persons entered into a pre-arranged stock trading plan (the “Trading Plans” and each, a “Trading Plan”) to sell Ordinary Shares of the Issuer.  Each Trading Plan is designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and provides for the sale, over a period of approximately one year, beginning on January 11, 2011, and ending on December 10, 2011, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  All sales of Ordinary Shares under the Trading Plans will be made in the broker’s discretion.  This description of the each of Trading Plans is qualified in its entirety by reference to the terms of the Trading Plans, copies of which are filed as Exhibits 5, 6 and 7 to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer

       (a)           ABV V is the owner of record of 7,500,000 Ordinary Shares and Warrants to purchase an aggregate of 3,750,000 Ordinary Shares.  ABV V may be deemed to beneficially own, in the aggregate, 7,500,000 Ordinary Shares (excluding the Warrants held by ABV V due to the 9.99% beneficial ownership blocker provision contained therein) and Options to purchase an aggregate of 12,900 Ordinary Shares, representing approximately 7.35% of the Issuer’s outstanding Ordinary Shares (based upon 102,194,949 Ordinary Shares outstanding as of November 3, 2010, as reported by the Issuer in its Registration Statement on Form F-3 (File No. 333-170505) filed with the SEC on November 10, 2010 (the “F-3 Registration Statement”)).

       AGE is the owner of record of 7,500,000 Ordinary Shares and Warrants to purchase an aggregate of 3,750,000 Ordinary Shares.  AGE may be deemed to beneficially own, in the aggregate, 7,500,000 Ordinary Shares (excluding the Warrants held by AGE due to the 9.99% beneficial ownership blocker provision contained therein) and Options to purchase an aggregate of 12,900 Ordinary Shares, representing approximately 7.35% of the Issuer’s outstanding Ordinary Shares (based upon 102,194,949 Ordinary Shares outstanding as of November 3, 2010, as reported by the Issuer in the F-3 Registration Statement).

       ABE is the owner of record of 2,000,000 Ordinary Shares and Warrants to purchase an aggregate of 1,000,000 Ordinary Shares.  ABE may be deemed to beneficially own, in the aggregate, 2,000,000 Ordinary Shares (excluding the Warrants held by ABE due to the 9.99% beneficial ownership blocker provision contained therein), representing approximately 1.96% of the Issuer’s outstanding Ordinary Shares (based upon 102,194,949 Ordinary Shares outstanding as of November 3, 2010, as reported by the Issuer in the F-3 Registration Statement).

       Abingworth is not the owner of record of any Ordinary Shares or Warrants to purchase Ordinary Shares. Abingworth may be deemed to beneficially own, in the aggregate, 17,000,000 Ordinary Shares (excluding any Warrants held by the Abingworth Funds due to the 9.99% beneficial ownership blocker provisions contained therein) and Options to purchase an aggregate of 25,800 Ordinary Shares, representing approximately 16.66% of the Issuer’s outstanding Ordinary Shares (based upon 102,194,949 Ordinary Shares outstanding as of November 3, 2010, as reported by the Issuer in the F-3 Registration Statement).

       (b)           As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 7,500,000 Ordinary Shares held by ABV V and 12,900 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment, and has sole voting and dispositive power over none of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 7,500,000 Ordinary Shares held by AGE and 12,900 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of AGE which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment, and has sole voting and dispositive power over none of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 2,000,000 Ordinary Shares held by ABE and has sole voting and dispositive power over none of the securities reported herein; and (iv) Abingworth has shared voting and dispositive power with respect to the 17,000,000 Ordinary Shares held by the Abingworth Funds and 25,800 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V and AGE which are exercisable as of the date of this Amendment or which will become exercisable within 60 days of the date of this Amendment, and has sole voting and dispositive power over none of the securities reported herein.

       (c)           During the 60 days preceding the date of this Amendment, there were no purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

       (d)           Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) purchased by it in the Private Placement and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf.  The limited partners or shareholders of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares and Warrants (including the Ordinary Shares issuable upon exercise thereof) purchased by such Abingworth Fund in the Private Placement and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       As described in Items 3 and 4 of this Schedule 13D, the Abingworth Funds purchased the Ordinary Shares and Warrants pursuant to the Securities Purchase Agreement.  In connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers.

       As described in Item 4 of this Schedule 13D, three of the Abingworth Funds entered into the Trading Plans, pursuant to which they may sell Ordinary Shares.

Item 7.           Material to be Filed as Exhibits

       Item 7 of the Schedule 13D is hereby amended to add the following additional exhibits:

Exhibit 5	Rule 10b5-1 Trading Plan, dated as of December 10, 2010, by and between ABV V and Leerink Swann LLC, as Broker

Exhibit 6	Rule 10b5-1 Trading Plan, dated as of December 10, 2010, by and between AGE and Leerink Swann LLC, as Broker

Exhibit 7	Rule 10b5-1 Trading Plan, dated as of December 10, 2010, by and between ABE and Leerink Swann LLC, as Broker

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2010

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 5

Stock Only Version

Date:       10 – DEC – 2011

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA 02110

Re: ABINGWORTH BIOVENTURES V L.P. - Rule 10b5-1 plan for the Sale of
AMARIN CORPORATION PLC ADS (Ticker:    AMRN   )

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of   AMARIN CORPORATION PLC   (the “Issuer”) ADS, par value 50 pence per share (the “ADS”) (Ticker:    AMRN   ) on behalf of    ABINGWORTH BIOVENTURES V L.P.    (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:
1.
Sales Plan. Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date. This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”). Any sale date on Annex B shall be at least thirty (30) calendar days following the Effective Date.

3.           Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: 10 – DEC – 2011 ;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may effect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.
b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.

5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144. Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller. Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan. Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1. Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof. Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and
n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.

6.
Market Disruption; Restriction. Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”). Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated. Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918.4900; Tel: 617.918.4945). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:
a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or

b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller. Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918,4900; Tel: 617.918.4945).

8.
Following Suspension. Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Section 7(a). Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment. The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel. Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof. In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the thirty (30) days immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification. Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”). Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations. Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction. This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary. Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller. Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine. The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts. The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan. This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature. Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

ABINGWORTH BIOVENTURES V L.P.	Leerink Swann LLC
ACTING BY ITS MANAGER, ABINGWORTH LLP	/s/ John McPhee

/s/ James Abell
(Seller)	Name: John McPhee
Title: Managing Director

Date:	10 – Dec - 2010	Date:	12/10/10

Acknowledged By:	(Issuing Company)
Amarin Corporation plc

By:	/s/ John F. Thero
Name:	John F. Thero
Title:	President
Date:	12/10/2010

Rider A
All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid. Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860.572.4979 Fax: 860.572.4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC. One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email:Johnp@leerink.com

Annex B

Marin Corp (AMRN) [ADS]

Sell up to a maximum of     3,750,000     shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges		Number of Shares to be sold*	$ Limit Or Market (if any):	Nature of Acquisition:
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]

	Total:	3,750,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur. In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

ABINGWORTH BIOVENTURES V L.P.	Leerink Swann LLC
/s/ James Abell	/s/ John McPhee
Seller Name:	Name: John McPhee

Date:	10 – DEC - 2010	Title: Managing Director
		Date:	12/10/10

Acknowledged By:
Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Annex D - Form of Amendment of Sales Plan

Dated:

The agreement dated as of ______________, ____, (the “Sales Plan”) by and between Leerink Swann LLC (“Broker”) and _________________ (“Seller”) is hereby amended as set forth herein. Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	[Identify changes to Sales Plan/complete new sales instructions]
2.	Each of Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof

3.	This Amendment shall become effective on the date which is thirty (30) days from the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in full force and effect in accordance with its terms.

Leerink Swann LLC

Seller Name:	Name: John McPhee
Date:	Title: Managing Director
Date:

Acknowledged By:

(Issuing Company)

Signature:

Printed Name:

Title:

EXHIBIT 6

Stock Only Version

Date:       10 – DEC – 2011

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA 02110

Re: ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P. - Rule 10b5-1 plan for the Sale of
AMARIN CORPORATION PLC ADS (Ticker:    AMRN   )

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of    AMARIN CORPORATION PLC    (the “Issuer”) ADS, par value50 pence per share (the “ADS”) (Ticker:    AMRN   ) on behalf of    ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P.    (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:
1.
Sales Plan. Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date. This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”). Any sale date on Annex B shall be at least thirty (30) calendar days following the Effective Date.

3.           Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: 10 – DEC – 2011 ;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may effect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.
b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.

5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144. Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller. Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan. Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1. Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof. Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and
n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.

6.
Market Disruption; Restriction. Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”). Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated. Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918.4900; Tel: 617.918.4945). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:
a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or

b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller. Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918,4900; Tel: 617.918.4945).

8.
Following Suspension. Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Section 7(a). Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment. The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel. Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof. In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the thirty (30) days immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification. Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”). Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations. Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction. This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary. Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller. Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine. The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts. The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan. This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature. Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P.	Leerink Swann LLC
ACTING BY ITS MANAGER, ABINGWORTH LLP	/s/ John McPhee

/s/ James Abell
(Seller)	Name: John McPhee
Title: Managing Director

Date:	10 – Dec - 2010	Date:	12/10/10

Acknowledged By:	(Issuing Company)
Amarin Corporation plc

By:	/s/ John F. Thero
Name:	John F. Thero
Title:	President
Date:	12/10/2010

Rider A
All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid. Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860.572.4979 Fax: 860.572.4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC. One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email:Johnp@leerink.com

Annex B

Marin Corp (AMRN) [ADS]

Sell up to a maximum of    3,750,000    shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges		Number of Shares to be sold*	$ Limit Or Market (if any):	Nature of Acquisition:
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]
11 JAN 2011 – 10 DEC 2011		1,250,000	$[ ]

	Total:	3,750,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur. In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND L.P.	Leerink Swann LLC
/s/ James Abell	/s/ John McPhee
Seller Name:	Name: John McPhee

Date:	10 – DEC - 2010	Title: Managing Director
		Date:	12/10/10

Acknowledged By:
Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Annex D - Form of Amendment of Sales Plan

Dated:  ______________, ____

The agreement dated as of ______________, ____, (the “Sales Plan”) by and between Leerink Swann LLC (“Broker”) and _________________ (“Seller”) is hereby amended as set forth herein. Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	[Identify changes to Sales Plan/complete new sales instructions]
2.	Each of Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof

3.	This Amendment shall become effective on the date which is thirty (30) days from the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in full force and effect in accordance with its terms.

Leerink Swann LLC

Seller Name:	Name: John McPhee
Date:	Title: Managing Director
Date:

Acknowledged By:

(Issuing Company)

Signature:

Printed Name:

Title:

EXHIBIT 7

Stock Only Version

Date:       10 – DEC – 2011

Mr. John McPhee
Leerink Swann LLC
One Federal Street, 37th Floor
Boston, MA 02110

Re: ABINGWORTH BIOEQUITIES MASTER FUND LTD - Rule 10b5-1 plan for the Sale of AMARIN CORPORATION PLC ADS (Ticker: AMRN )

This agreement will authorize Leerink Swann LLC (“Broker”) to sell shares of    AMARIN CORPORATION PLC    (the “Issuer”) ADS, par value 50 pence per share (the “ADS”) (Ticker:    AMRN   ) on behalf of    ABINGWORTH BIOEQUITIES MASTER FUND LTD    (“Seller”) pursuant to the instructions on Annex B (the “Instructions”).
It is the intent of Seller and Broker that this Sales Plan (the “Sales Plan”) be effected pursuant to Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, this Sales Plan, including the Instructions with respect to sales of ADS, are designed to comply with Rule 10b5-1(c) and are to be interpreted and applied accordingly.
Seller and Broker hereby agree as follows:
1.
Sales Plan. Broker shall effect one or more sales (each a “Sale”) of shares of ADS (the “Shares”) as further set forth in the attached Annex B to this Sales Plan. All orders will be deemed day orders only and not held unless otherwise specified in Annex B.

2.
Effective Date. This Sales Plan shall become effective on the date that Broker notifies Seller of its acceptance by Broker of this Sales Plan (the “Effective Date”). Any sale date on Annex B shall be at least thirty (30) calendar days following the Effective Date.

3.           Termination Date. This Sales Plan shall terminate on the earliest of:
a)	Date: 10 – DEC – 2011 ;
b)	the date on which Broker has sold all Shares specified in Annex B;
c)	Broker’s receipt of Seller’s written notice of termination (which Seller agrees to file with Issuer within five (5) business days thereafter);
d)
receipt by Broker of written notice from Seller or the Issuer of (i) the filing of a bankruptcy petition by Issuer; (ii) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares into shares of a company other than the Issuer; or (iii) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part);

e)	the receipt by Broker of written notice of Seller’s death; or
f)	immediately upon Broker’s written notice to Seller.
4.	Execution, Average Pricing and Pro Rata Allocation of Sales. Seller agrees and acknowledges that:
a)	Broker may effect Sales hereunder jointly with orders for other sellers of ADS of the Issuer and the average price for executions resulting from bunched orders will be assigned to Seller’s account.
b)	Broker may make a market in the ADS and may engage in market-making activities while executing transactions on behalf of Seller pursuant to the Sales Plan.

5.	Seller’s Representations, Warranties and Covenants. Seller represents, warrants and covenants to Broker as follows:
a)
Seller is not aware of material, nonpublic information regarding the Issuer or its securities (including the ADS), Seller is not currently subject to any quarterly or special blackout with respect to the Issuer or its securities (including the ADS), and this Sales Plan complies with the Issuer’s insider trading policy;

b)	Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
c)	Seller has not entered into any other plan pursuant to Rule 10b5-1 with respect to Issuer’s securities;
d)
Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker in connection with Seller’s entry into and implementation of this Sales Plan;

e)
Seller has not entered into or altered, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADS and will not alter or deviate from the terms of this Sales Plan except in accordance with the provisions of Section 9 hereof;

f)
Seller owns the Shares free and clear and the Shares are not subject to any agreement granting any pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended;

g)
Except for Rule 144, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker’s ability to execute Sales and effect delivery and settlement of such Sales on behalf of Seller, other than restrictions with respect to which Seller has obtained all required consents, approvals, and waivers;

h)
The Shares are “restricted securities” and/or Seller may be deemed an “affiliate” of the Issuer as those terms are defined in Rule 144. Seller shall not take, and shall not cause any person or entity with which he or she would be required to aggregate sales of ADS pursuant to Rule 144 to take, any action that would cause the Sales not to comply with Rule 144. Seller has delivered the Shares to Broker and has provided Broker with ten (10) executed Forms 144 (and will promptly provide Broker such number of additional executed Forms 144 as Broker shall reasonably request), which Broker will complete and file on behalf of Seller. Seller requests and authorizes (unless otherwise agreed or instructed) Broker to complete and file any Forms 144 (pre-signed by Seller) as shall be necessary to effect Sales under the Sales Plan. Each Form 144 shall specify that the Sales are effected pursuant to a sales plan intended to comply with Rule 10b5-1. Seller agrees to provide Broker with such information (including, but not limited to, a duly executed representation letter in Broker’s standard form) as Broker shall reasonably request or as is reasonably necessary for Broker accurately and timely to complete the Forms 144;

i)
Seller will inform Broker promptly of (i) any subsequent restrictions imposed on Seller due to changes in law or any contractual restrictions imposed on the Issuer that would prevent Broker or Seller from complying with this Sales Plan, and (ii) the occurrence of any event as set forth in this Sales Plan that would cause the Sales Plan to be suspended or terminated under Sections 3, 6 or 7 hereof. Seller will notify Broker within one (1) business day of any sale by or on behalf of Seller or its affiliates of Issuer’s securities;

j)
Seller will not, directly or indirectly, communicate any material nonpublic information relating to Issuer or the Issuer’s securities to any employee, agent or representative of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan, nor will Seller seek to control or influence Broker or discuss with Broker how, when or whether to effect trading under this Sales Plan, in each case, while this Sales Plan is in effect;

k)
Seller is solely responsible for compliance with and shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act. Broker shall provide Seller and Issuer notice of each Sale pursuant to this Sales Plan no later than the close of business on the first business day following the Sale;

l)	Seller has all requisite power and authority to enter into this Sales Plan;
m)	Issuer’s general counsel, on behalf of Issuer has reviewed and acknowledged this Sales Plan; and
n)	Seller will notify Broker immediately upon any of the foregoing representations or warranties becoming untrue.

6.
Market Disruption; Restriction. Seller understands that Broker’s ability to effect a Sale may be affected by market disruption or a legal, regulatory or contractual restriction applicable to Broker or any other event or circumstance (a “Blackout”). Seller acknowledges that, even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the ADS to reach and sustain a limit order price, or other market factors (“Unfilled Sales”). Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on Seller, such as a stock offering requiring an affiliate lock-up (an “Issuer Restriction”) and if Issuer or Seller provide Broker prior notice of such trading restrictions, then as soon as reasonably practicable Broker will cease effecting Sales under this Sales Plan until notified by the Issuer or Seller that such restrictions have terminated. Notwithstanding anything herein to the contrary, all required notifications to Broker under this Section 6 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918.4900; Tel: 617.918.4945). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction.

7.	Suspension. Sales under this Sales Plan will be suspended (and Broker shall have no liability in connection therewith) if:
a)	trading of the ADS on the principal exchange or market on which the ADS trades is suspended for any reason; or

b)
Broker is notified in writing by Seller or the Issuer that a Sale should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or Seller. Notwithstanding anything herein to the contrary, any required notifications to Broker under this Section 7 shall be made in writing (signed by Seller or Issuer) and confirmed by telephone as follows: (Attn: John McPhee and Eric Olson; Fax No. 617.918,4900; Tel: 617.918.4945).

8.
Following Suspension. Broker will resume Sales in accordance with the Sales Plan as promptly as practicable after (i) Broker receives notice in writing from Seller or the Issuer, as the case may be, that it may resume Sales in accordance with the formula described in Annex B in the case of an event described in Section 7(b); or (ii) Broker determines, in its sole discretion, that it may resume Sales in accordance with the formula in Annex B in the case of an event described in Section 7(a). Shares allocated under the Sales Plan for sale during a period that has elapsed due to a suspension under Section 7 will be carried forward with the next amount of Shares to be sold in accordance with Annex B.

9.
Amendment. The Sales Plan may be modified or amended only by a writing in the form of Annex C hereof, signed and dated by Seller, Broker and the Issuer’s general counsel. Any such modification or amendment shall be deemed to constitute the creation of a new Sales Plan and Seller shall be required to restate and reaffirm as of the date of such modification or amendment each representation and warranty set forth in Section 5 hereof. In the event of a modification or amendment of this Sales Plan, no Sales shall be effected during the thirty (30) days immediately following such modification or amendment (other than Sales already provided for in the Sales Plan prior to modification or amendment, to the extent legally permissible).

10.
Indemnification. Seller agrees that Broker and its controlling persons and affiliates and their directors, officers, employees, assignees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to Seller for any action taken or omitted to be taken in relating to or arising out of, directly or indirectly, this Sales Plan, the making of any Sale, or any amendment, modification, or termination of the Sales Plan (each, an “Action”). Seller further agrees to indemnify and hold each Broker Person free and harmless from any and all losses, claims, damages, liabilities, or expenses, joint or several (including reasonable attorneys’ fees and costs), incurred or sustained by such Broker Person in connection with or arising out of the investigation of, preparation for or defense or settlement of any pending or threatened claim or action, suit or proceeding arising therefrom, whether or not such Broker Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Seller, in each case, relating to or arising out of, directly or indirectly this Sales Plan or any Action and to reimburse each Broker Person for its expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with any Action or relating to or arising out of, directly or indirectly, any breach by Seller of this Sales Plan or any violation by Seller of applicable laws or regulations. Neither of the foregoing limitation on Broker’s liability or the indemnification by Seller shall apply in the case of Broker’s gross negligence or willful misconduct, as finally adjudicated by a court of competent jurisdiction. This Section 10 shall survive termination, amendment or modification of this Sales Plan.

11.
No Fiduciary. Seller aggress that Broker is acting solely as its agent and shall not by reason thereof assume any fiduciary or advisory relationship with Seller. Nothing in this Sales Plan shall be construed to impose upon Broker any obligation to exercise discretion over how, when or whether to effect Sales.

12.
Miscellaneous. This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to its choice of law doctrine. The parties hereto irrevocably consent to the jurisdiction of the courts of the County of Suffolk, Commonwealth of Massachusetts or the Federal courts sitting in Boston, Massachusetts. The provisions of this Sales Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. The headings herein are for convenience of reference only and shall not impact the interpretation of this Sales Plan. This Sales Plan may be signed in any number of counterparts and by electronic or facsimile signature. Except as otherwise provided herein, all notices hereunder shall be given in accordance with Rider A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date below:

Leerink Swann LLC
ABINGWORTH BIOEQUITIES MASTER FUND LTD	/s/ John McPhee

/s/ James Abell
(Seller)	Name: John McPhee
Title: Managing Director

Date:	10 – Dec - 2010	Date:	12/10/10

Acknowledged By:	(Issuing Company)
Amarin Corporation plc

By:	/s/ John F. Thero
Name:	John F. Thero
Title:	President
Date:	12/10/2010

Rider A
All notices, reports, records or other communications that are required to be given to the parties under this Sales Plan shall be in writing and shall be given personally, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier or certified, registered or express mail, postage prepaid. Any such notice shall be deemed to have been given (a) when received, if delivered in person, telegraphed, telexed, sent by facsimile transmission or electronic mail, or sent by prepaid air courier; or (b) three (3) business days following the mailing thereof, if mailed by certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other party in the manner provided in this section):

If to Seller:	James Abell Abingworth LLP 38 Jermyn Street, London SW1Y 6DN Phone: +44 (0)20 7534 1500 Fax: +44 (0) 20 7534 1539 Email: abell@abingworth.com
If to Issuer:	John Thero Amarin Corp 12 Roosevelt Avenue, 3rd Floor Mystic, CT 06355 Phone: 860.572.4979 Fax: 860.572.4940 Email: john.thero@amarincorp.com
If to Broker:	Leerink Swann LLC. One Federal Street, 37th Floor Boston, MA 02110 Attn: John McPhee Phone: 617.918.4845 Fax: 617.918.4900 Email:Johnp@leerink.com

Annex B

Marin Corp (AMRN) [ADS]

Sell up to a maximum of    1,000,000    shares of ADS under this Sales Plan in accordance with the following:

Date/Date Ranges		Number of Shares to be sold*	$ Limit Or Market (if any):	Nature of Acquisition:
11 JAN 2011 – 10 DEC 2011		333,333	$[ ]
11 JAN 2011 – 10 DEC 2011		333,333	$[ ]
11 JAN 2011 – 10 DEC 2011		333,334	$[ ]

	Total:	1,000,000

*Share amounts and limits shall be increased or decreased to reflect stock splits or reverse stock splits should they occur. In the event of a reincorporation or other corporate reorganization resulting in a share-for-share exchange new shares for the Shares subject to the Sales Plan, the new shares will automatically replace the Shares.

ABINGWORTH BIOEQUITIES MASTER FUND LTD	Leerink Swann LLC
/s/ James Abell	/s/ John McPhee
Seller Name:	Name: John McPhee

Date:	10 – DEC - 2010	Title: Managing Director
		Date:	12/10/10

Acknowledged By:
Amarin Corporation plc
(Issuing Company)

/s/ John F. Thero
Signature:

John F. Thero
Printed Name:

Title:	President

Annex D - Form of Amendment of Sales Plan

Dated ______________, ____:

The agreement dated as of ______________, ____, (the “Sales Plan”) by and between Leerink Swann LLC (“Broker”) and _________________ (“Seller”) is hereby amended as set forth herein. Capitalized terms used herein and not otherwise defined, have the meanings set forth in the Sales Plan.

1.	[Identify changes to Sales Plan/complete new sales instructions]
2.	Each of Seller and Broker acknowledge that its respective representations, warranties and covenants set forth in the Sales Plan are true, correct and affirmed as of the date hereof

3.	This Amendment shall become effective on the date which is thirty (30) days from the date hereof.

4.	Except as set forth herein, the Sales Plan shall remain in full force and effect in accordance with its terms.

Leerink Swann LLC

Seller Name:	Name: John McPhee
Date:	Title: Managing Director
Date:

Acknowledged By:

(Issuing Company)

Signature:

Printed Name:

Title: